FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 30, 2011, announcing that Registrant has been selected by Hispasat to provide a Broadband VSAT Network.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 30, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Hispasat Selects Gilat for Broadband VSAT Network

- SkyEdgeII network will allow Hispasat to offer users IP-based Internet services across Spain -

Petah Tikva, Israel - 30 June, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT) announced today that it has been selected by Spanish satellite operator HISPASAT, to provide a new broadband satellite IP network based on Gilat’s  advanced SkyEdge II System. The network will enable the deployment of a broadband program as mandated by the Spanish government, and is planned to provide thousands of consumers across Spain with broadband Internet services.

As part of the network, Gilat’s SkyEdge II system supports 32APSK Adaptive Coding and Modulation transmission to maximize space segment efficiency. By leveraging SkyEdge II’s full capabilities and HISPASAT’s newly launched satellite - Hispasat 1E, HISPASAT will be able to offer residential customers high performance IP-based services.

According to the agreement, Gilat’s Sky Edge II system is scheduled to be fully operational by the summer of 2011.  The system will also be used by HISPASAT to provide broadband communication services in North Africa and Latin America.

"Gilat has been at the forefront of delivering efficient, reliable communication services world-wide, and we are proud to be able to bring our knowhow and track record to this important national project, said Jaron Lotan, Gilat’s Chief Operating Officer. “Our Sky Edge II’s carrier-grade functionality supports the stringent requirements of consumer networks where performance and cost efficiencies are critical considerations. We are excited to be partnering with HISPASAT and look forward to a fruitful and long term collaboration with the company, both in Spain and across the company’s global interests."

-end-

About HISPASAT Group:
HISPASAT is the seventh company in the world by revenue in its sector and the leader in the broadcasting and distribution of content in Spanish and Portuguese. With more than 1,150 television and radio channels, including the contents of major digital platforms of Direct to Home Television (DTH) and High Definition Television (HDTV), the Group is the leading technological and cultural bridge between Europe and the Americas.

About Gilat Satellite Networks Ltd.:
Gilat is a leading provider of products and professional services for satellite-based broadband communication networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 VSATs (Very Small Aperture Terminals) to more than 85 countries across six continents. Gilat's headquarters are located in Petah Tikva, Israel, and the Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for communications-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands, and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Media Contact:
Karen Mazor
Gilat Satellite Networks
(972) 54 228 8039
karenm@gilat.com